# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diginex Limited, CIK 0002010499
CUSIP: G28687104
Title of class of securities: Ordinary Shares, par value US$0.00005
Address of issuer's principal executive offices: Smart-Space Fintech 2, Room 3,, Unit 401-404 Core C, Cyberport, Telegraph Bay, El Salvador (H3), 00000
Date of event which requires filing of this statement: 01/30/2025
Filed by CIK 0002050408
Persons authorized to receive notices and communications: Jim Prestiano, c/o Loeb & Loeb, 345 Park Avenue, New York, New York (NY), 10154, 212-407-4000

## Reporting persons
- Rhino Ventures Limited (CIK 0002050648): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 32,867,066; shared voting power 0; sole dispositive power 32,867,066; shared dispositive power 0; aggregate amount beneficially owned 32,867,066 (68.2% of the class)
- Miles Pelham (CIK 0002050408): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 33,464,846; shared voting power 0; sole dispositive power 33,464,846; shared dispositive power 0; aggregate amount beneficially owned 33,464,846 (69% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.00005
Name of issuer: Diginex Limited
Address of issuer's principal executive offices: Smart-Space Fintech 2, Room 3,, Unit 401-404 Core C, Cyberport, Telegraph Bay, El Salvador (H3), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Rhino Ventures Limited, a British Virgin Islands company, is wholly-owned and managed by Miles Pelham ("Mr. Pelham"), who has voting and dispositive control over the Ordinary Shares held by Rhino Ventures Limited. Mr. Pelham is a British citizen. Rhino Ventures Limited and Mr. Pelham and referred to herein collectively as the "Reporting Persons."
Residence or business address: The principal business and principal office address for Rhino Ventures Limited is Craigmuir Chambers, Road Town, Tortola, VS 1110, British Virgin Islands. The principal business and principal office address for Mr. Pelham is Craigmuir Chambers, Road Town, Tortola, VS 1110, British Virgin Islands.
Present principal occupation or employment: Rhino Ventures Limited's principal business is making investments. Mr. Pelham is the sole shareholder of Rhino Ventures Limited and the Chairman and a shareholder of Diginex Limited.
Criminal convictions in the last five years: During the past five years, neither (1) Rhino Ventures Limited nor any of its officers or directors, nor (2) Mr. Pelham, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither (1) Rhino Ventures Limited nor any of its officers or directors, nor (2) Mr. Pelham, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Rhino Ventures Limited, a British Virgin Islands company. Mr. Pelham is a British citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Rhino Ventures Limited beneficially owned its securities in the Company prior to the Company's initial public offing. Mr. Pelham beneficially owned its securities in the Company prior to the Company's initial public offing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Company for investment purposes. The Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above. The Reporting Persons may acquire additional securities of the Company, or retain, or sell all or a portion of the securities then held in open market or in privately negotiated transactions.

Mr. Pelham is the Chairman of the Company, and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to the matters described in Item 4 above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rhino Ventures Limited beneficially owns (i) 8,371,954 Ordinary Shares and (ii) 25,226,819 Ordinary Shares underlying warrants, which are exercisable within the next sixty (60) days, which amounts to 32,867,066 Ordinary Shares or 68.2% of the total outstanding Ordinary Shares. Rhino Ventures Limited owns the following warrants.

(i) Rhino Ventures Limited owns warrants that were issued by the Company on July 15, 2024, are exercisable at a price of US$6.13 per warrant and are exercisable until May 27, 2027. These warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company's outstanding Ordinary Shares at the time the warrants are exercised. This amount will be prorated in the event of partial exercise of the warrants. For the purpose of this Schedule 13D we have assumed these warrants are exercisable for 11,726,819 Ordinary Shares which is 51% of the 22,993,763 Ordinary Shares the Company had issued outstanding as of January 27, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.2.

(ii) On January 23, 2025 Company issued Rhino Ventures Limited the following warrants in connection with the closing of the Company's initial public offering:

a. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $5.13 per share, which is equivalent to 25% premium to the initial public offering price per share. The warrants can be exercised within 6 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.2.

b. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $6.15 per share, which is equivalent to 50% premium to the initial public offering price per share. The warrants can be exercised within 9 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.3.

c. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $7.18 per share, which is equivalent to 75% premium to the initial public offering price per share. The warrants can be exercised within 12 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.4.

d. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $8.20 per share, which is equivalent to 100% premium to the initial public offering price per share. The warrants can be exercised within 15 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.5.

e. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $10.25 per share, which is equivalent to 150% premium to the initial public offering price per share. The warrants can be exercised within 18 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.6.

f. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $12.30 per share, which is equivalent to 200% premium to the initial public offering price per share. The warrants can be exercised within 24 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.7.

Mr. Pelham beneficially owns (i) 294,380 Ordinary Shares in his own name, (ii) 303,400 Ordinary Shares underlying vested but unexercised stock options, which are exercisable within the next sixty (60) days and (iii) 32,867,066 Ordinary Shares Ordinary Shares held by Rhino Ventures Limited, which amounts to 33,464,846 Ordinary Shares or 69.0% of the total outstanding Ordinary Shares.. Mr. Pelham individually and through his position as director of Rhino Ventures Limited, may be deemed holds the power to vote or direct the vote and dispose of or direct the disposition of the Ordinary Shares beneficially held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Rhino Ventures Limited beneficially owns (i) 8,371,954 Ordinary Shares and (ii) 25,226,819 Ordinary Shares underlying warrants, which are exercisable within the next sixty (60) days, which amounts to 32,867,066 Ordinary Shares or 68.2% of the total outstanding Ordinary Shares. Rhino Ventures Limited owns the following warrants.

(i) Rhino Ventures Limited owns warrants that were issued by the Company on July 15, 2024, are exercisable at a price of US$6.13 per warrant and are exercisable until May 27, 2027. These warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company's outstanding Ordinary Shares at the time the warrants are exercised. This amount will be prorated in the event of partial exercise of the warrants. For the purpose of this Schedule 13D we have assumed these warrants are exercisable for 11,726,819 Ordinary Shares which is 51% of the 22,993,763 Ordinary Shares the Company had issued outstanding as of January 27, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.2.

(ii) On January 23, 2025 Company issued Rhino Ventures Limited the following warrants in connection with the closing of the Company's initial public offering:

a. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $5.13 per share, which is equivalent to 25% premium to the initial public offering price per share. The warrants can be exercised within 6 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.2.

b. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $6.15 per share, which is equivalent to 50% premium to the initial public offering price per share. The warrants can be exercised within 9 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.3.

c. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $7.18 per share, which is equivalent to 75% premium to the initial public offering price per share. The warrants can be exercised within 12 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.4.

d. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $8.20 per share, which is equivalent to 100% premium to the initial public offering price per share. The warrants can be exercised within 15 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.5.

e. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $10.25 per share, which is equivalent to 150% premium to the initial public offering price per share. The warrants can be exercised within 18 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.6.

f. A warrant to purchase 2,250,000 Ordinary Shares, exercisable at a price of $12.30 per share, which is equivalent to 200% premium to the initial public offering price per share. The warrants can be exercised within 24 months from January 23, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.7.

Mr. Pelham beneficially owns (i) 294,380 Ordinary Shares in his own name, (ii) 303,400 Ordinary Shares underlying vested but unexercised stock options, which are exercisable within the next sixty (60) days and (iii) 32,867,066 Ordinary Shares Ordinary Shares held by Rhino Ventures Limited, which amounts to 33,464,846 Ordinary Shares or 69.0% of the total outstanding Ordinary Shares.. Mr. Pelham individually and through his position as director of Rhino Ventures Limited, may be deemed holds the power to vote or direct the vote and dispose of or direct the disposition of the Ordinary Shares beneficially held by the Reporting Persons.
Transactions in the class effected during the past sixty days: Neither Reporting Person has effected any transactions of Ordinary Shares of the Company in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Pelham is the sole shareholder of Rhino Ventures Limited, which is an investment holding company and the Chairman and a shareholder of Diginex Limited.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Rhino Ventures Limited's Diginex Limited Warrant, dated July 15, 2025
99.2 Rhino Ventures Limited's Diginex Limited IPO Warrant Agreement 25% Premium
99.3 Rhino Ventures Limited's Diginex Limited IPO Warrant Agreement 50% Premium
99.4 Rhino Ventures Limited's Diginex Limited IPO Warrant Agreement 75% Premium
99.5 Rhino Ventures Limited's Diginex Limited IPO Warrant Agreement 100% Premium
99.6 Rhino Ventures Limited's Diginex Limited IPO Warrant Agreement 150% Premium
99.7 Rhino Ventures Limited's Diginex Limited IPO Warrant Agreement 200% Premium
99.8 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Rhino Ventures Limited: /s/ Miles Pelham, Miles Pelham/Director (01/30/2025)
- Miles Pelham: /s/ Miles Pelham, Miles Pelham/Director (01/30/2025)